

November 5, 2014

Via Email
Bruce Busmire
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court 22 Victoria Street
PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re: Energy XXI (Bermuda) Limited**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed August 25, 2014**
> **Response Letter Dated October 2, 2014**
> **File No. 001-33628**

Dear Mr. Busmire:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2014

Notes to Consolidated Financial Statements

Note 3 – Acquisitions and Dispositions, page 87

Acquisition of EPL Oil & Gas, Inc., page 90

1.   We have reviewed your response to comment 1 in our letter dated September 19, 2014 and note one of the factors that resulted in goodwill relates to seismic technologies licensed by EPL Oil & Gas, Inc. Please provide us with additional information surrounding this license and clarify why you did not deem this license to represent an identifiable intangible asset under FASB ASC 805-20-25-10.

<u>Note 4 – Property and Equipment, page 94</u>

2.   We have reviewed your response to comment 2 in our letter dated September 19, 2014. It does not appear that the disclosure provided in your Form 10-K regarding your unevaluated properties and major development projects includes a description of the current status of the significant properties or projects involved in the manner contemplated by your letter dated October 9, 2013. Your disclosure should comply with the requirements of Rule 4-10(c)(7)(ii) of Regulation S-X.

<u>Note 22 – Supplementary Oil and Gas Information, page 124</u>

<u>Estimated Net Quantities of Oil and Natural Gas Reserves, page 124</u>

3.   Your response to comment 5 in our letter dated September 19, 2014 shows the fiscal year in which your proved undeveloped reserves ("PUDs") will expire. Please provide us with a schedule showing the quantity of PUDs you plan convert to proved developed status by year of initial booking. As part of your response, please confirm that none of your PUDs will expire during the fiscal year ended June 30, 2015.

<u>Closing Comments</u>

        You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

                                                        Sincerely,

                                                        /s/ Ethan Horowitz

                                                        Ethan Horowitz
                                                        Branch Chief